

ENERFLEX LTD. CONFIRMS SEARCH FOR NEW INDEPENDENT DIRECTOR AND ANNOUNCES TIMING OF FIRST QUARTER RELEASE

NEWS RELEASE

CALGARY, Alberta, April 22, 2025 – The Board of Directors (the "Board") of Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company") today confirmed that, consistent with good corporate governance, it intends to initiate a search this year for a qualified independent director. The Board also announced that it is committed to achieve at least 30% gender diversity on the Board on or before the Company's 2026 annual meeting.

Q1 Earnings Release

Enerflex plans to release its financial results and operating highlights for the three months ended March 31, 2025, prior to market open on Thursday, May 8, 2025. Results will be communicated by news release and will be available on the Company's website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to listen to or participate in a conference call and audio webcast on Thursday, May 8, 2025 at 8:00 a.m. (MDT), where members of senior management will discuss the Company's results. A question-and-answer period will follow.

Those wishing to listen or participate may register at https://register-conf.media-server.com/register/BIbf48293aea6d4b518127ab7e050c6058. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/oqas9bdk.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" (and together with "forward-looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words "intend", "may", "plan", "will", and similar expressions, are intended to identify FLI. In particular, this news release includes (without limitation) FLI and statements pertaining to the intention and ability of the Company to achieve at least 30% gender diversity on the Board on or before the Company's 2026 annual meeting and the Company's expectation to release its financial results and operating highlights for the three months ended March 31, 2025, prior to market open on Thursday, May 8, 2025.

FLI reflects management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex's expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends including that the Company will be successful in recruiting a qualified independent director within the stipulated timeframe. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual

Report dated February 26, 2025, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX
Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: ***Transforming Energy for a Sustainable Future.*** The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Preet S. Dhindsa
President and Chief Executive Officer (Interim)
E-mail: PDhindsa@enerflex.com

Joe Ladouceur
Chief Financial Officer (Interim)
E-mail: JLadouceur@enerflex.com

Jeff Fetterly
Vice President, Corporate Development and Capital Markets
E-mail: JFetterly@enerflex.com

